VIA EDGAR

July 10, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pegasystems Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-11859

Dear Mr. Gilmore:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 2, 2012 (the “Comment Letter”) to Mr. Craig Dynes, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on February 29, 2012 (the “Form 10-K”).

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2011 Compared to 2010

Securities and Exchange Commission
July 10, 2012

Revenue, page 21

1.
In the company’s January 12, 2009 response to staff comment 1, the company indicated that it will consider disclosing a meaningful metric regarding follow-on sales starting no later than with the March 31, 2009 Form 10-Q. While on page 27 you disclose the percentage of new license arrangements executed during 2010 from existing customers, you do not provide a similar disclosure with respect to 2011. You indicate in various places, including your business section on page 4 and your business overview discussion on page 19, that your strategy is to sell limited-scope initial licenses with the focus of generating follow-on sales. Considering the continuing significance of the role that follow-on sales appear to play in your overall business performance, please tell us how you considered providing a similar metric related to follow-on sales for 2011. Refer to Section III.B.1 of SEC Release 33-8350.

In future filings the Company will disclose the percentage of the aggregate value of new license arrangements executed with existing customers for all reported periods.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

(a) Revenue Recognition, page 49

2.
You disclose that when implementation services are sold together with your Pega Cloud offering and these services have stand-alone value to the customer, the company accounts for these services separately from the Pega Cloud offering. You further disclose that generally you are not able to determine third-party evidence of selling price as your sales strategy is customized to the needs of customers and your products or services are dissimilar to comparable products or services in the marketplace. Please tell us whether you typically conclude that the implementation services have stand-alone value to the customer and if so, your basis for this conclusion. Refer to ASC 605-25-25-5.

The Company offers its customers the use of PRPC software in a hosted environment (Pega Cloud). Under this license the customer has the right to use the PRPC software and receive maintenance, managed IT services and the use of processing and computing capacity on Pega Cloud. The customer cannot take possession of the underlying software product under these arrangements. Upon delivery and access activation of the Pega Cloud service, the underlying software and managed IT environment is fully functional and operational, and the customer can commence use of the platform immediately. The Company does not charge the customer mandatory set-up fees for Pega Cloud.

Securities and Exchange Commission
July 10, 2012

The Company offers its customers professional services for the implementation of the Pega Cloud service offering, primarily on a time and material basis. These implementation services involve the configuration of existing PRPC rules based on the customer’s specific business processes. They do not involve customization or modification of the hosted software product. Customers are not obligated to purchase these services as part of the Pega Cloud offering, and do not require the Company to provide these services in order to begin to realize the value of the Pega Cloud offering.
The Company’s strategy has been to train Partner System Integrators (PSI) and the customers themselves to enable them to be proficient at configuring PRPC rules to the customer’s specific business processes. Because of the number of trained PRPC consultants in the marketplace, customers have a choice of engaging the Company or any of the trained PSIs for implementation services or to perform such configuration work themselves. It is common for a PSI to enter into a contract with the customer to provide implementation services for the Pega Cloud service offering.

ASC 605-25-25-5 (a) states: “…The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).”

Accordingly, implementation services for the Pega Cloud offering have standalone value primarily due to the customer’s ability to buy these services from the many trained PSIs, and also from the Company, in transactions not linked with the sale of Pega Cloud service. Also, these services are not required for the customer to access the Pega Cloud hosted environment offering and realize the value of the arrangement.

Note 16. Income Taxes, page 70

3.
We note the significant adjustments in 2011 related to domestic production activities and tax exposure reserve in your rate reconciliation on page 71. Please explain to us why the impact of the domestic production activities was so significant in 2011 and what the tax exposure reserve adjustment relates to.

The Company is entitled to permanently exclude a portion of its taxable profits from the domestic production of computer software.  The amount excluded from taxable income is limited, by statute, to 9% of the overall taxable income of the US operations. In 2011, the Company's US taxable income was substantially more than its income for financial reporting purposes, primarily as a result of temporary differences. As a result, the Company reported substantial taxable profits from the production of computer software and was entitled to a

Securities and Exchange Commission
July 10, 2012

significant permanent benefit which resulted in a 13.6% reduction in the Company’s effective tax rate.  In 2010, the Company reported a taxable loss and because the exclusion is income limited, the Company was not entitled to a substantial permanent benefit. The tax exposure reserve adjustment relates to a decrease in the Company’s Uncertain Tax Positions (UTP) as a result of the expiring statute of limitations for the Company’s 2007 US tax return.

4.
As a related matter, please tell us what consideration you gave to separately disclosing decreases in the unrecognized tax benefits relating to settlements with taxing authorities and reductions as a result of a lapse of the applicable statute of limitations in your reconciliation of unrecognized tax benefits disclosure on page 73. Refer for ASC 740-10-50-15A.

The decrease in the unrecognized tax benefits for 2011 was due to the lapse in the applicable statute of limitations for the Company’s 2007 US tax return. In future filings the Company will distinguish in its Income Taxes Note to the consolidated financial statements whether the decreases in the unrecognized tax benefits relate to settlements with tax authorities or a lapse in the applicable statute of limitations.

5.
We note your disclosure on page 73 that you have not provided for any additional federal or state income taxes or foreign withholding taxes on your foreign undistributed earnings considering the earnings have been indefinitely reinvested. Similar to your disclosure on page 32, in future filings please disclose, if true, that it is impracticable to estimate the amount of unrecognized deferred tax liability related to these earnings. Refer to ASC740-30-50-2(c).

In future filings the Company will disclose in its Income Taxes Note to the consolidated financial statements that it is impracticable to estimate the amount of unrecognized deferred tax liability related to a potential repatriation of the earnings of the Company’s foreign subsidiaries.

*****

Securities and Exchange Commission
July 10, 2012

The Company hereby acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact Stathis Kouninis, Vice President of Finance and Chief Accounting Officer at (617) 866-6384 or me at (617) 866-6020.

Very truly yours,

/s/ Craig Dynes

Craig Dynes,
Senior Vice President, Chief Financial Officer

Cc:	Joyce Sweeney, SEC Staff Accountant
Joseph Farmer, Vice President and General Counsel
Robert V. Jahrling, Esq.